UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2016
Commission File Number 001-35401
CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)
PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)
Republic of Peru
 (Jurisdiction of incorporation or organization)
Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Date: October 24, 2016

PACASMAYO

Third Quarter 2016 Earnings Release

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:

Manuel Ferreyros, CFO
Claudia Bustamante, Head of Investor Relations
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

In New York:

Barbara Cano
MBS Value Partners
Tel: (646) 452-2334
E-mail: **barbara.cano@mbsvalue.com**

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Third Quarter 2016

Lima, Peru, October 24, 2016 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading cement company serving the growing Peruvian construction industry, announced today its consolidated results for the third quarter (“3Q16”) and nine months (9M16) ended September 30, 2016. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

Financial and Operational Highlights:

3Q16 Highlights
(All comparisons are to 3Q15, unless otherwise stated)

●	Volumes of cement, concrete and blocks were down 1.6%, basically due to extraordinary spending due to El Niño prevention in 3Q15
●	Revenues rose 0.4% to S/ 314.2 million
●	Consolidated EBITDA of S/ 104.5 million, up 4.9%
●	Net income of S/ 43.3 million, down 21.7%, due to the termination of borrowing cost capitalization and increased depreciation following the conclusion of the Piura plant project
●
Compared to 2Q16, results have continued strengthening: gross margin increased 0.5 percentage points, EBITDA margin increased 2.4 percentage points, and net income margin increased 3.4 percentage points

●
Phosphate Project Spinoff was announced in August and approved by the Shareholders meeting on September 26. The Company’s ownership of Fosfatos del Pacifico will be incorporated into FOSSAL, a separate publicly traded company. The new structure will create greater flexibility for shareholders and long-term clarity for operations

9M16 Highlights
(All comparisons are to 9M15, unless otherwise stated)

●	Volumes of cement, concrete and blocks rose 3.6%
●	Revenues rose 5.2% to S/ 925.4 million
●	Consolidated EBITDA of S/ 283.1 million, up 5.1% excluding non-operating income booked in 2Q15
●
Net income of S/ 102.4 million, a 29.9% decrease excluding non-operating income, due to lower gross profit in 1Q16 and the termination of borrowing cost capitalization and increased depreciation following the conclusion of the Piura plant project.

	Financial and Operating Results
	3Q16	3Q15	% Var.	9M16	9M15	% Var.

Financial and Operating Results
Cement, concrete and blocks sales volume	572.0	581.2	-1.6%	1,706.0	1,646.1	3.6%

In millions of S/.
Sales of goods	314.2	313.0	0.4%	925.4	880.0	5.2%
Gross profit	133.3	141.1	-5.5%	374.0	385.7	-3.0%
Operating profit	74.8	81.9	-8.7%	202.1	227.2	-11.0%
Net income	43.3	55.3	-21.7%	102.4	151.8	-32.5%
Net income of Controlling Interest	44.5	56.3	-21.0%	105.5	154.7	-31.8%
Consolidated EBITDA	104.5	99.6	4.9%	283.1	278.1	1.8%
Cement EBITDA *	108.2	102.9	5.2%	291.4	287.3	1.4%
Gross Margin	42.4%	45.1%	-2.7 pp.	40.4%	43.8%	-3.4 pp.
Operating Margin	23.8%	26.2%	-2.4 pp.	21.8%	25.8%	-4.0 pp.
Net income Margin	13.8%	17.7%	-3.9 pp.	11.1%	17.3%	-6.2 pp.
Net Income of Controlling Interest Margin	14.2%	18.0%	-3.8 pp.	11.4%	17.6%	-6.2 pp.
Consolidated EBITDA Margin	33.3%	31.8%	1.5 pp.	30.6%	31.6%	-1.0 pp.
Cement EBITDA Margin	34.4%	32.9%	1.5 pp.	31.5%	32.6%	-1.1 pp.

*   Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Management Comments

Cementos Pacasmayo’s strong performance during the third quarter 2016 confirms that we are successfully executing as one of the industry’s leaders supplying today’s expanding Peruvian cement market. This quarter we also demonstrated our commitment to continued shareholder and business value creation.

In August we announced our plan to spin-off Pacasmayo’s phosphate business into a new company called FOSSAL, to trade separately on the Lima Stock Exchange (BVL). This spin-off, approved at a special shareholders’ meeting on September 26, effectively streamlines our operations to potentially unlock further value by encouraging a more accurate valuation of Pacasmayo’s cement business. We believe it will also attract those investors who have been deterred from owning CPAC in the past due to exposure to non-cement businesses.

Peru concluded its Presidential elections on June 5, 2016, and newly elected president Pedro Pablo Kuczynski has repeatedly cited infrastructure’s important role in fostering Peru’s economic progress. Based on a bill submitted to Congress in late August, and assuming no major changes are made to the draft budget, 2017 could be a record year for large-scale public works projects. This overall optimism has also translated into improved investment confidence and private sector optimism throughout Peru.

Along these lines, the overall construction demand environment in Peru appears to be strengthening, as August public investment showed some recovery with a three percent year to date decrease compared to July’s five percent decrease, and with only 38% of the budget executed. This could translate into stronger cement volumes in coming months. So while the Company's cement volumes this quarter compared unfavorably due to the particularly high El Niño prevention spending in the third quarter of 2015, it's important to note that volumes of cement, concrete and blocks have increased by 3.6% in the first nine months of 2016

On a relative basis, cement volumes for Pacasmayo have outpaced the industry with a 3.6% increase in the first nine months of 2016 as compared to a 2% decrease for the industry, with Pacasmayo representing approximately 21% of total cement in the country.

We are also pleased to note that the Piura plant is now fully operational on clinker production, and total clinker production volume increased by just over 94 percent during the third quarter compared to the same period last year, mainly due to the replacement of imported clinker with Piura clinker. Again, this represents important cost savings as it eliminates our exposure to higher imported clinker prices.

We therefore maintain our positive outlook, and are well positioned to take advantage of the exciting developments unfolding in the years ahead.

Economic Overview for 3Q16:

President Pedro Pablo Kuczynski’s (PPK) new administration has generated tremendous optimism and high expectations from the business community.  In August, Apoyo Consultoría, a leading Peruvian professional advisory firm, polled the business community about their expectations related to the country's prospects for 2021; the same questions that were asked a year ago. The resulting feedback reflects a significant increase in the level of optimism about how the country will be in terms of its institutions, quality of government services, public services and overall welfare within five years. This marked change, according to Apoyo Consultoría, could only be attributed to the significant expectations generated by PPK’s  management and first steps.

Business confidence indicators are at the highest levels in the past two years, despite the fact that economic activity shows no signs of meaningful recovery as of yet. In August, businesses’ investment confidence continued its upward trend and accumulated six months of recovery.

Related to infrastructure spending in particular, 2017 could be the record year for large scale project public bids. In the last five years, there were an average of 24 project bids per year. The budget law presented for 2017 includes 50 projects, with a total investment of S/ 7.7 billion. These projects are ready to begin the public bidding process since they have already been pre-approved by the prior government.

Source: Apoyo Consultoría

Peruvian Cement Industry Overview:

Cement demand in Peru is mainly supplied by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos
Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and
Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”).  Despite sustained growth over the last 10 years, Peru continues to experience a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Main Infrastructure Projects in the Area of Influence:

Infrastructure spending is expected to be one of the main drivers of growth for 2016, according to Apoyo Consultoría. Newly elected President Kuczynski has spoken extensively about infrastructure being key for growth and development and has indicated that during the initial months of his presidency he will unlock US$ 8.5 billion in infrastructure spending for projects already awarded but are not yet underway.

Specifically in the northern region of Peru, where Cementos Pacasmayo is the leading provider of cement, there are three projects in the execution phase.

●
Talara Refinery – Cementos Pacasmayo has been contracted to provide cement, concrete and piles for this project.  The Company estimates that as of September 30, 2016, around 68% of the total cement needed has been shipped.

●	Chavimochic Project – Small shipments began in 3Q15. As of September 30, 2016, 38% of the total demand for the project had been shipped.

●
Longitudinal de la Sierra Highway – Cementos Pacasmayo has been contracted to provide cement and concrete for this project. As of September 30, 2016, the Company estimates that around 53% of the total demand for the project has been shipped.

Excluding the projects described above, three other projects have recently begun operation: The new city of Olmos, Alto Piura and the Huacrachuco-Sausacocha Highway.

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Planta Pacasmayo	266.3	491.9	-45.9%	906.0	1,414.5	-35.9%
Planta Rioja	69.4	73.3	-5.3%	213.0	207.1	2.8%
Planta Piura	230.5	39.7	N/R	580.4	39.7	N/R
Total	566.2	604.9	-6.4%	1,699.4	1,661.3	2.3%

Cement production volume at the Pacasmayo plant decreased 45.9% in 3Q16 compared to 3Q15, and 35.9% in 9M16 compared to 9M15, mainly due to the initiation of cement production at the Piura plant. Higher production volume has been assigned to the Piura plant due to its increased efficiency and proximity to end markets.

Cement production volume at the Rioja Plant decreased 5.3% in 3Q16 compared to 3Q15, mainly due to the shift in cement production to the Piura plant. In 9M16, cement production volume increased 2.8% compared to 9M15, mainly due to increased demand during the first half of the year.

With the new plant in Piura now producing, total 3Q16 cement production volumes decreased 6.4% compared to 3Q15, mainly due to a decrease in sales volume because of extraordinary demand in 3Q15 associated with El Niño prevention investments. In 9M16 total cement production volume increased 2.3% compared to 9M15, mainly due to increased demand during the first half of the year.

Clinker Production Volume
(thousands of metric tons)

	Production
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Planta Pacasmayo	262.5	232.3	13.0%	663.1	720.9	-8.0%
Planta Rioja	50.6	54.0	-6.3%	156.3	170.6	-8.4%
Planta Piura	243.0	-	N/R	487.7	-	N/R
Total	556.1	286.3	94.2%	1307.1	891.5	46.6%

Clinker production volume at the Pacasmayo plant in 3Q16 increased 13% when compared to 3Q15, mainly due to the end of clinker imports. As expected, during 3Q16, no imported clinker was consumed, as the Piura plant is now fully operational. During 9M16, clinker production at the Pacasmayo plant decreased 8% compared to 9M15, mainly due to maintenance of the main kiln in Pacasmayo during 1Q16.

Clinker production volume at the Rioja plant decreased 6.3% in 3Q16 compared to 3Q15, mainly due to the shift in production volume from Rioja to Piura. Likewise, clinker production volume in 9M16 decreased 8.4% compared to 9M15.

With the Piura plant now fully operational for clinker production, total clinker production volume increased 94.2% during 3Q16 compared to 3Q15, and 46.6% in 9M16 compared to 9M15, mainly due to the replacement of imported clinker with Piura clinker and some clinker production for inventory purposes.

Quicklime Production Volume
(thousands of metric tons)

	Production
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Pacasmayo Plant	34.5	20.3	70.0%	106.7	77.2	38.2%

Quicklime production volume increased 70.0% in 3Q16 compared to 3Q15, and 38.2% in 9M16 compared to 9M15, mainly due to increased demand during 2Q16 and 3Q16.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo, Rioja and Piura plants remained stable at 2.9 million MT, 440,000 MT and 1.6 million MT respectively.

The annual installed clinker capacity at the Pacasmayo, Rioja and Piura plants remained stable at 1.5 million MT, 280,000 MT and 1.0 million MT respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Cement	36.7%	67.8%	-31.1 pp.	41.7%	65.0%	-23.3 pp.
Clinker	70.0%	61.9%	8.1 pp.	58.9%	64.1%	-5.2 pp.
Quicklime	57.5%	33.8%	23.7 pp.	59.3%	42.9%	16.4 pp.

The cement production utilization rate at the Pacasmayo plant decreased 31.1 percentage points in 3Q16 compared to 3Q15, and 23.3 percentage points in 9M16 compared to 9M15, in line with production initiation at the Piura plant.

The utilization rate of clinker production in 3Q16 was 8.1 percentage points higher than in 3Q15, mainly due to the discontinuation of imported clinker consumption.

Additionally, the utilization rate of quicklime production increased 23.7 percentage points during 3Q16, compared with 3Q15, and 16.4 percentage points in 9M16 compared to 9M15, due to increased production to satisfy demand.

1 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Rioja Plant Utilization Rate

	Utilization Rate
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Cement	63.1%	66.6%	-3.5 pp.	64.5%	62.8%	1.7 pp.
Clinker	72.3%	77.0%	-4.7 pp.	74.4%	81.2%	-6.8 pp.

The utilization rate of cement production at the Rioja plant was 63.1% in 3Q16; 3.5 percentage points lower than in 3Q15, in line with production initiation at the Piura plant. In 9M16, the utilization rate of cement production was 64.5%, 1.7 percentage points higher than 9M15, mainly due to increased production to satisfy increased demand during the first half of the year.

The utilization rate of clinker production at the Rioja plant was 72.3% in 3Q16; 4.7 percentage points lower than 3Q15. Likewise, during 9M16 the utilization rate of clinker production was 74.4%; 6.8 percentage points lower than in 9M15, due to production for inventory purposes during 2015, and a lower clinker/cement ratio.

Piura Plant Utilization Rate

	Utilization Rate
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Cement	57.6%	-	N/R	48.4%	-	N/R
Clinker	97.2%	-	N/R	65.0%	-	N/R

The utilization rate of cement production at the Piura plant was 57.6% in 3Q16, and will now increase in line with demand. Likewise, the cement production utilization rate for 9M16 was 48.4%.

The utilization rate of clinker production at the Piura plant was 97.2% in 3Q16 mainly due to production for inventory purposes. During 9M16, utilization rate of clinker production was 65%.

Consolidated Utilization Rate

	Utilization Rate
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Cement	45.8%	-	N/R	45.9%	-	N/R
Clinker	80.0%	-	N/R	62.7%	-	N/R

The consolidated utilization rate for cement production was 45.8% and 80.0% for clinker in 3Q16. Likewise, the consolidated utilization rate for 9M16 for cement production was 45.9% and 62.9% for clinker production.

Financial Results:

Income Statement:
The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Soles S/)

	Income Statement
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Sales of goods	314.2	313.0	0.4%	925.4	880.0	5.2%
Gross Profit	133.3	141.1	-5.5%	374.0	385.7	-3.0%
Total operating expenses, net	-58.5	-59.2	-1.2%	-171.9	-158.5	8.5%
Operating Profit	74.8	81.9	-8.7%	202.1	227.2	-11.0%
Total other expenses, net	-14.5	-5.1	N/R	-55.4	-15.4	N/R
Profit before income tax	60.3	76.8	-21.5%	146.7	211.8	-30.7%
Income tax expense	-17.0	-21.5	-20.9%	-44.3	-59.9	-26.0%
Net Income	43.3	55.3	-21.7%	102.4	151.8	-32.5%
Non-controlling interests	-1.2	-0.9	33.3%	-3.1	-2.9	6.9%
Net Income of controller	44.5	56.3	-21.0%	105.5	154.7	-31.8%

Revenues increased 0.4% during 3Q16 compared to 3Q15. Gross profit decreased 5.5% in 3Q16 compared to 3Q15, mainly due to lower gross margin due to an increase in depreciation from the Piura plant. Profit for the period decreased 21.7% during 3Q16 compared to 3Q15, mainly due to the termination of borrowing cost capitalization and increased depreciation subsequent to the conclusion of the Piura plant project.

During 9M16 revenues rose 5.2% compared to 9M15. Gross profit decreased 3.0% in 9M16 compared to 9M15, mainly due to lower gross margin due to an increase in depreciation from the Piura plant and higher use of imported clinker in 1Q16. Profit for the period decreased 32.5% during 9M16 compared to 9M15.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Soles S/)

	Cement, concrete and blocks
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Sales of goods	279.6	280.2	-0.2%	823.6	771.1	6.8%
Cost of Sales	-148.1	-142.6	3.9%	-459.7	-398.5	15.4%
Gross Profit	131.5	137.5	-4.4%	363.9	372.6	-2.3%
Gross Margin	47.0%	49.1%	-2.1 pp.	44.2%	48.3%	-4.1 pp.

Sales of cement, concrete and blocks remained flat during 3Q16 compared to 3Q15, since there was an extraordinary increase in demand in 3Q15 due to El Niño related investments. Gross margin decreased slightly by 2.1 percentage points during 3Q16 compared to 3Q15 mainly due to higher depreciation due to the startup of the Piura plant. However, it is important to note that gross margin has been increasing quarter-on-quarter since 1Q16; from 39.7% in 1Q16 to 47.0% in 3Q16.

During 9M16, sales of cement, concrete and blocks increased 6.8% compared to 9M15. Gross margin decreased 4.1 percentage points, mainly due to higher depreciation due to the startup of the Piura plant.

Sales of cement represented 83.0% of cement, concrete and block sales during 3Q16.

	Cement
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Sales of goods	232.1	240.3	-3.4%	686.5	664.1	3.4%
Cost of Sales	-116.3	-116.7	-0.3%	-366.7	-323.0	13.5%
Gross Profit	115.8	123.6	-6.3%	319.7	341.1	-6.3%
Gross Margin	49.9%	51.4%	-1.5 pp.	46.6%	51.4%	-4.8 pp.

Sales of cement decreased 3.4% in 3Q16 compared to 3Q15. Gross margin decreased 1.5 percentage points in 3Q16 compared to 3Q15 due higher depreciation due to the startup of the Piura plant. However, it is important to note that gross margin has been increasing quarter-on-quarter since 1Q16; from 42.2% in 1Q16 to 49.9% in 3Q16.

During 9M16, sales of cement increased 3.4% compared to 9M15. Gross margin decreased 4.8 percentage points due to higher use of imported clinker in 1Q16 and higher depreciation due to the startup of the Piura plant.

Sales of concrete represented 15.2% of cement, concrete and block sales during 3Q16.

	Concrete
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Sales of goods	42.6	29.8	43.0%	117.9	82.2	43.4%
Cost of Sales	-27.4	-20.2	35.6%	-77.6	-59.7	30.0%
Gross Profit	15.2	9.5	60.0%	40.3	22.5	79.1%
Gross Margin	35.7%	31.9%	3.8 pp.	34.2%	27.4%	6.8 pp.

Sales of concrete increased 43.0% during 3Q16 compared to 3Q15, reflecting a significant increase in demand, mainly from infrastructure projects, as well as the Company’s successful pricing strategy. Gross margin increased 3.8 percentage points during 3Q16 compared to 3Q15 mainly due to an increase in prices and dilution of fixed costs due to higher sales volume.

Likewise, during 9M16, sales of concrete increased 43.4% and gross margin increased 6.8 percentage points.

Sales of blocks, bricks and pavers represented 1.8% of cement, concrete and block sales during 3Q16.

	Blocks, bricks and pavers
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Sales of goods	4.9	10.1	-51.5%	19.2	24.7	-22.3%
Cost of Sales	-4.4	-5.7	-22.8%	-15.4	-15.8	-2.5%
Gross Profit	0.5	4.4	-88.6%	3.8	8.9	-57.3%
Gross Margin	10.2%	43.6%	-33.4 pp.	19.8%	36.0%	-16.2 pp.

During 3Q16, blocks, bricks and pavers sales decreased 51.5% compared to 3Q15 and gross margin decreased 33.4 percentage points, mainly due to the conclusion of infrastructure projects which boosted demand and margin in previous quarters.

During 9M16, blocks bricks and pavers sales decreased 22.3%, and gross margin decreased 16.2 percentage points.

Sales: Quicklime
(in millions of Soles S/)

	Quicklime
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Sales of goods	19.1	14.7	29.9%	56.1	53.9	4.1%
Cost of Sales	-16.8	-11.7	43.6%	-44.4	-42.6	4.2%
Gross Profit	2.3	3.0	-23.3%	11.8	11.3	4.4%
Gross Margin	12.0%	20.4%	-8.4 pp.	21.0%	21.0%	-

Quicklime sales increased 29.9% in 3Q16 compared to 3Q15, mainly due to an increase in demand. Gross margin decreased 8.4 percentage points, mainly due to lower sales prices.

Likewise, during 9M16, quicklime sales increased 4.1% compared to 9M15 and gross margin remained flat.

Sales: Construction Supplies2
(in millions of Soles S/)

	Construction Supplies
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Sales of goods	14.3	17.6	-18.8%	42.5	54.2	-21.6%
Cost of Sales	-14.2	-17.2	-17.4%	-42.0	-52.5	-20.0%
Gross Profit	0.1	0.4	-75.0%	0.5	1.7	-70.6%
Gross Margin	0.7%	2.3%	-1.6 pp.	1.2%	3.1%	-1.9 pp.

During 3Q16, sales of construction supplies decreased 18.8% compared to 3Q15, and 21.6% in 9M16 compared to 9M15, mainly due to lower demand and increased competition which resulted in lower prices.  Gross margin during 3Q16 decreased 1.6 percentage points compared to 3Q15, and 1.9 percentage points in 9M16 compared to 9M15, mainly due to lower prices.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses
(in millions of Soles S/)

	Administrative expenses
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Personnel expenses	22.6	29.9	-24.4%	73.9	83.8	-11.8%
Third-party services	15.3	14.4	6.3%	45.4	42.6	6.6%
Board of directors compensation	1.6	1.7	-5.9%	4.6	5.1	-9.8%
Depreciation and amortization	3.3	2.9	13.8%	10.1	8.7	16.1%
Other	2.6	2.5	4.0%	8.6	9.0	-4.4%
Total	45.4	51.4	-11.7%	142.6	149.2	-4.4%

During 3Q16 administrative expenses decreased 11.7% compared to 3Q15, mainly due to a one-off increase in personnel expenses due to severance payments in 3Q15 and a reduction in employee profit sharing.

Likewise, during 9M16, administrative expenses decreased 4.4% compared to 9M15, mainly due to a decrease in personnel expenses associated with training expenses related to the Piura plant during 3Q15 and a reduction in employee profit sharing.

Selling Expenses
(in millions of Soles S/)

	Selling and distribution expenses
	3Q16	3Q15	% Var.	9M16	9M15	% Var.
Personnel expenses	4.2	4.8	-12.5%	12.4	11.8	5.1%
Advertising and promotion	4.4	1.9	131.6%	11.8	6.4	84.4%
Other	1.5	1.6	-6.3%	5.4	4.3	25.6%
Total	10.1	8.3	21.7%	29.6	22.5	31.6%

During 3Q16 selling expenses increased 21.7% compared to 3Q15, in line with an increase in the advertising and promotion expenses budget. Likewise, selling expenses during 9M16 increased 31.6% compared to 9M15.

EBITDA Reconciliation:
Consolidated EBITDA
(in millions of Soles S/)

	Consolidated EBITDA
	3Q16	3Q15	Var %.	9M16	9M15	Var %.
Net Income	43.3	55.3	-21.7%	102.4	151.8	-32.5%
+ Income tax expense	17.0	21.5	-20.9%	44.3	59.9	-26.0%
- Finance income	-0.9	-1.3	-30.8%	-1.5	-2.8	-46.4%
+ Finance costs	19.7	8.4	N/R	55.4	25.5	N/R
+/- Net (loss) gain from exchange rate	-4.2	-2.0	N/R	1.5	-7.2	N/R
+ Depreciation and Amortization	29.6	17.7	67.2%	81.0	50.9	59.1%
Consolidated adjusted EBITDA	104.5	99.6	4.9%	283.1	278.1	1.8%
EBITDA from FdP y Salsud *	3.7	3.3	12.1%	8.3	9.2	-9.8%
Cement EBITDA	108.2	102.9	5.2%	291.4	287.3	1.4%

*   Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

During 3Q16, consolidated EBITDA increased 4.9% to S/ 104.5 million compared to S/ 99.6 million in 3Q15, mainly as a result of improved operational efficiency from the Piura plant.

During 9M16, consolidated EBITDA increased 1.8% compared to 9M15. Excluding the S/ 8.8 million income derived from the sale of real estate assets in 2Q15, consolidated EBITDA would have increased 5.1%.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Soles S/)

As of September 30, 2016, the Company’s cash position was S/ 174.6 million (US$ 51.4 million). This balance includes certificates of deposit for S/ 153.7 million (US$ 45.2 million), distributed as follows:

Certificates of deposits in Soles
Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 4.0	3.95%	September 30,2016	October 06, 2016
Banco de Crédito del Perú	S/. 4.0	4.50%	August 31, 2016	October 20, 2016
Banco de Crédito del Perú	S/. 10.0	4.52%	September 20,2016	November 10,2016
Banco de Crédito del Perú	S/. 5.0	4.65%	September 01,2016	October 20, 2016
Banco de Crédito del Perú	S/. 5.0	4.70%	August 23, 2016	October 20, 2016
Banco de Crédito del Perú	S/. 5.0	4.70%	August 24, 2016	October 20, 2016
Banco de Crédito del Perú	S/. 2.0	4.70%	September 12,2016	October 20, 2016
Banco de Crédito del Perú	S/. 60.0	4.75%	September 12,2016	November 10,2016
Banco de Crédito del Perú	S/. 40.0	4.81%	August 18, 2016	October 20, 2016
	S/. 135.0

Certificates of deposits in US Dollars
Bank	Amount (USD)	Interest rate	Initial Date	Maturity Date

Banco de Crédito del Perú	USD 5.5	0.31%	August 18, 2016	October 20, 2016

	USD 5.5

The remaining balance of S/ 20.9 million (US$ 6.2 million) is held mainly in the Company’s bank accounts, of which US$ 1.9 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt
(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	-	-	913.3	913.3
Future interest payments	45.9	91.8	91.8	69.0	298.5
Total	45.9	91.8	91.8	982.3	1,211.8

As of September 30, 2016, the Company’s total outstanding debt reached S/ 1,020.0 million (US$ 300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of September 30, 2016, the Company has entered into cross currency swap hedging agreements for US$300 million to manage foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is  S/ 913.3 million (US$ 268.6 million).

Net Adjusted Debt/EBITDA ratio was 1.9x

Capex

Capex
(in millions of Soles S/)

During 9M16, the Company invested S/ 90.7 million (US$ 26.7 million), allocated to the following projects:

Projects	9M16
New cement plant in Piura	53.0
Pacasmayo Plant Projects	17.2
Phosphate Project	14.2
Concrete and aggregates equipment	5.0
Construction of diatomite brick plant	0.4
Rioja Plant Projects	0.9
Total	90.7

Projects

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30% stake of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2 million MT of phosphate per year with the option to buy an additional 0.5 million MT per year. The agreement has a term of 20 years.

Fosfatos del Pacifico hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, and Pepsa Tecsult and Aecom to study the electrical transmission and water. During the second half of 2014, value engineering was developed to identify opportunities to improve design, construction, and project operations. Fosfatos del Pacifico hired the main engineering companies (Hatch, Ausenco and WorleyParsons) according to experience and knowledge in various areas. Within the main scope of this value engineering are the change in the methodology of mining, from a conventional mining to a continuous mining system, thereby making the mining process more efficient; the reduction of the footprint of the processing plant without reducing capacity; and size reduction of the port according to the capacity requirements of the project.

In March 2014, the environmental impact study for the phosphate project was approved. This is an important milestone in the development of the project and reflects the Company’s commitment to its execution.

In April 2015, the onsite Laboratory was certified as Overseas Member of the Association of Fertilizer and Phosphate Chemists and ISO 9001.

During 2015 the project incorporated the value engineering findings, from a conceptual level to a basic engineering level, which allowed for a more accurate analysis of the project. In order to integrate the engineering efforts of the different components of the project, through a bidding process, Pacasmayo hired WorleyParsons to act as “Project Management Consultant”, a position it will hold throughout the engineering process, as well as during the procurement, construction, and start of operations.

The feasibility study was concluded at the end of 2015. The construction period for the project is estimated to last 4-5 years.

On August 22, 2016 the Company announced that its Board of Directors had approved the spin-off of the Company’s ownership of Fosfatos del Pacifico (FOSPAC) from its cement operations. On September 26, 2016 this was approved at a special Shareholder’s meeting. The Company’s ownership of Fosfatos del Pacifico will be transferred to a new entity, FOSSAL, which will be traded on the Bolsa de Valores de Lima. FOSSAL will in turn own 70% of FOSPAC. The remaining 30% of FOSPAC will continue to be owned by MCA Phosphates PTE, a division of Mitsubishi Corp.

For each common share of Cementos Pacasmayo, existing shareholders will receive approximately 0.20 common share of FOSSAL and approximately 0.80 common share of Cementos Pacasmayo. For each investment share of Cementos Pacasmayo, shareholders will also receive approximately 0.20 investment shares of FOSSAL and approximately 0.80 investment shares of Cementos Pacasmayo.

Under the terms of the proposed reorganization, Cementos Pacasmayo will contribute S/ 40 million of cash to FOSSAL.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

The basic engineering study was conducted by the German company, K-Utec AG Salt Technologies, which has over 50 years of experience in the salt business, and is currently being evaluated by both partners in order to determine how to move forward according to their investment priorities. The environmental impact study was approved in December 2014.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 58 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.400 per US$ 1.00, which was the exchange rate, reported as of September 30, 2016 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position
As of September 30, 2016 (unaudited) and December 31, 2015 (audited)

Assets	As of sep-16	As of Dec-15
Current Assets	S/ (000)	S/ (000)
Cash and term deposits	174,621	158,007
Trade and other receivables	86,425	110,897
Prepayments	15,298	7,188
Inventories	354,220	307,478
Income tax prepayments	52,420	44,910
	682,984	628,480

	As of sep-16	As of Dec-15
Non-current assets	S/ (000)	S/ (000)
Other receivables	67,955	64,145
Prepayments	733	1,432
Available-for-sale financial investments	719	436
Other financial instruments	82,891	124,770
Property, plant and equipment	2,496,092	2,490,815
Exploration and evaluation assets	86,840	81,862
Deferred income tax assets	24,349	21,077
Other assets	624	777
	2,760,203	2,785,314

Total assets	3,443,187	3,413,794

Liabilities and equity	As of sep-16	As of Dec-15
Current liabilities	S/ (000)	S/ (000)
Trade and other payables	283,732	170,761
Income tax payable	2,639	3,906
Provisions	43,826	28,880
	330,197	203,547

	As of sep-16	As of Dec-15
Non-current liabilities	S/ (000)	S/ (000)
Interest-bearing loans and borrowings	1,010,638	1,012,406
Other non-current provisions	13,822	32,638
Deferred income tax liabilities	119,320	119,069
	1,143,780	1,164,113

Total liabilities	1,473,977	1,367,660
0
Equity	As of sep-16	As of Dec-15
	S/ (000)	S/ (000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Treasury shares	-108,248	-108,248
Additional paid-in capital	545,285	553,466
Legal reserve	187,004	176,458
Other reserves	-16,912	11,649
Retained earnings	667,439	727,765

Equity attributable to equity holders of the parent	1,845,908	1,943,054
Non-controlling interests	112,678	103,080

Total equity	1,958,586	2,046,134

Total liabilities and equity	3,432,563	3,413,794

Interim condensed consolidated statements of profit or loss
For the three and nine-month periods ended September 30, 2016 and 2015 (both unaudited)

	3Q16	3Q15	9M16	9M15
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	314,187	312,965	925,440	880,031
Cost of sales	-180,851	-171,889	-551,449	-494,337
Gross profit	133,336	141,076	373,991	385,694

Operating expenses
Administrative expenses	-45,511	-51,383	-142,647	-149,145
Selling and distribution expenses	-10,116	-8,305	-29,674	-22,510
Other operating income (expenses), net	-2,861	532	451	13,132
Total operating expenses , net	-58,488	-59,156	-171,870	-158,523

Operating profit	74,848	81,920	202,121	227,171

Other income (expenses)
Finance income	907	1,271	1,523	2,757
Finance costs	-19,661	-8,411	-55,408	-25,456
Net gain (loss) from exchange difference, net	4,240	2,013	-1,522	7,279

Total other expenses, net	-14,514	-5,127	-55,407	-15,420

Profit before income tax	60,334	76,793	146,714	211,751

Income tax expense	-16,994	-21,472	-44,329	-59,906
Profit for the period	43,340	55,321	102,385	151,845

Attributable to:
Equity holders of the parent	44,512	56,262	105,456	154,747
Non-controlling interests	-1,172	-941	-3,071	-2,902
Net income	43,340	55,321	102,385	151,845

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.08	0.10	0.19	0.27

Interim condensed consolidated statements of changes in equity
For the nine-month periods ended September 30, 2016 and 2015 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock S/ (000)	Investment shares S/ (000)	Treasury shares S/ (000)	Additional paid-in capital S/ (000)	Legal reserve S/ (000)	Unrealized gain on available-for-sale investments S/ (000)	Unrealized gain on derivative financial instruments S/(000)	Retained earnings S/ (000)	Total S/ (000)	Non-controlling interests S/ (000)	Total equity S/ (000)

Balance as of January 1, 2015	531,461	50,503	-	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the period	-	-	-	-	-	-	-	154,747	154,747	-2,902	151,845
Other comprehensive income	-	-	-	-	-	-204	36,716	-	36,512	-	36,512
Total comprehensive income	-	-	-	-	-	-204	36,716	154,747	191,259	-2,902	188,357

Appropriation of legal reserve	-	-	-	-	15,475	-	-	-15,475	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	28,475	28,475
Other adjustments of non-controlling interests	-	-	-	-325	-	-	-	-	-325	325	-
Authorized dividends	-	-	-	-	-	-	-	-162,950	-162,950	-	-162,950
Balance as of September 30, 2015	531,461	50,503	-	553,466	170,380	14	41,642	673,058	2,020,524	104,043	2,124,567

Balance as of January 1, 2016	531,461	50,503	-108,248	553,466	176,458	-11	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the period	-	-	-	-	-	-	-	105,456	105,456	-3,071	102,385
Other comprehensive income	-	-	-	-	-	209	-28,770	-	-28,561	-	-28,561
Total comprehensive income	-	-	-	-	-	209	-28,770	105,456	76,895	-3,071	73,824

Appropriation of legal reserve	-	-	-	-	10,546	-	-	-10,546	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	4,488	4,488
Authorized dividends	-	-	-	-	-	-	-	-155,236	-155,236	-	-155,236
Other adjustments of non-controlling interests	-	-	-	-8,181	-	-	-	-	-8,181	8,181	-

Balance as of September 30, 2016	531,461	50,503	-108,248	545,285	187,004	198	-17,110	667,439	1,856,532	112,678	1,969,210